UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 000-33195

Xinhua China Ltd. (Name of small business issuer in its charter)

Nevada	88-0437644
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

B-26F, Oriental Kenzo Dongcheng District Beijing 100027 People’s Republic of China (Address of principal executive offices)

86-10-64168816 or 86-10-64168916 (Issuer’s telephone number)

Common Stock,  $00001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:   30

Pursuant to the requirements of the Securities Exchange Act of 1934, Xinhua China, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

(Registrant)

Date: December 12, 2012	By:	/s/ Xianping Wang
Xianping Wang, President/CEO